Exhibit 99.1

OTC BB: VCTZF
Cusip# 918881202

Robert F. Kennedy Jr. Will Join Valcent’s Advisory Board

Valcent Vertical Farming Business is Growing

Cornwall, U.K. --(Marketwire – December 2, 2009) - Valcent Products Inc. (OTCBB:VCTZF) announces that Robert F. Kennedy, Jr., has agreed to join the Company’s advisory board.  Over the past two months Valcent has launched a major sales and marketing campaign aimed at developing interest for the concept of urban farming in a number of major US cities in association with EMLINK LLC of Boston Massachusetts.

“My cousin Robert F Kennedy Jr. has agreed to join the advisory board of Valcent Products Inc. and he is excited about the potential of this technology to offer a new more sustainable model of food production which does not employ pesticides and herbicides and does not involve high fossil fuel use and generate greenhouse gasses as conventional factory farming often does,” said EMLINK’s Stephen Kennedy Smith. “In addition to commercial growers, and urban areas we see potential for this technology to be used in defense and foreign aid applications as well."

Further Mr. Smith stated, “We have gotten a very positive response from leaders in state and local government regarding the potential of VertiCrop™ to create green jobs and bring fresh food to inner city communities. We expect our first project will be sited on a rooftop near city hall in the city of New York in the next few months".

The first commercial size unit of the VertiCrop™ system has now been in production for 2,000 hours during which time two lettuce crops have been harvested by its partners at the Paignton Zoo environmental park, with a third crop consisting of mixed lettuce and herbs to be harvested this week. All crops have been closely monitored for growth rates, yields, energy and water consumption and the data is now being shared with other potential clients who are currently in the final stages of reviewing proposals.

Chris Bradford, President and CEO of Valcent Products Inc., is pleased to report that: “We are finalizing orders for six VertiCrop™ systems by mid-December which will include orders from commercial growers within the United Kingdom as well as North America.”

Bradford concluded “VertiCrop™ is providing the right technology at the right time”.

About Valcent Products Inc.:
Valcent Products Inc. (OTCBB:VCTZF) is a leader in the development and manufacturing of commercial vertical crop technology for global markets. Valcent is a pioneer and leader in eco-technology with its core research and development in sustainable, renewable, and intensive agricultural products.  For more information, visit:  www.valcent.net  and www.valcent.eu.

For more information, visit: www.valcent.net and www.valcent.eu.

Contacts:
Investor Relations                                                                      Media Relations
Gerry Jardine or Mike Parker                                                        Nancy Tamosaitis
(888) 506-7979                                                                            Vorticom Public Relations
or (604) 630-2941                                                                        (212) 532-2208
info@valcent.net                                                                           Nancyt@vorticom.com

Safe Harbor for Forward Looking Statements:  This press release contains forward-looking information, in that it describes events and conditions, which Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and  estimates.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “seeks”, “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Valcent disclaims any obligation to update any forward-looking statement made herein.